UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 20, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA APP IS AVAILABLE FOR DOWNLOAD AT APPLE STORE AND GOOGLE PLAY WELCOME TO THE 5th FIBRIA INVESTOR TOUR

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Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to achieve. The company gives no assurance that expectations disclosed in this presentation will be fulfilled. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

Fibria's Team

Fibria
5TH INVESTOR TOUR
2016

Executive Officers

Marcelo Castelli, CEO
Aires Galhardo, COO & Engineering
Guilherme Cavalcanti, CFO & IRO
Wellington Giacomin, Supply Chain & Logistics Officer
Maria Luiza De Oliveira Pinto E Paiva, Sustainability & Corporate Relations Officer

Engineering

Julio Cesar da Cunha, Officer

Industrial Operations

Paulo Silveira, Officer
Marcelo de Oliveira, General Manager

Technology Center

Fernando Bertolucci, Officer
Paulo Pavan, Manager
Bibiana Ribeiro Rubini

Controllership

André Gonçalves, General Manager
Arvelino Cassaro, Manager
Alex Cintra, Manager

New Businesses

Vinicius Nonino, Officer

Comercial & International Logistics

Henri Philippe, Officer

Investor Relations

Camila Nogueira, General Manager
Roberto Penteado Costa
Raimundo Guimarães

Treasury

Marcelo Habibe, General Manager
David Alegre, Manager
Tatiana Rodrigues Radaic

Corporate Communication

Geraldo Magella, Manager
Pedro Torres

September 21st 2:00 pm – The Future of Market Pulp – João Cordeiro, Poyry 2:50 pm – Sustainability – Risks and Opportunities for the Pulp and Paper Sector – Rod Taylor, WWF International 3:40 pm – Strategy and New Businesses – Vinícius Nonino and Fernando Bertolucci, Fibria 4:30 pm – Q&A 6:00 pm – Closing Remarks 6:30 pm to 8:30 pm – Dinner (Barbecue) 9:00 pm – Arrival at the Hotel September 22nd 7:30 am – Departure for the Aracruz Unit 8:10 am – Arrival and visit to the Aracruz Unit 12:40 pm – Lunch 2:50 pm – Departure for Vitória’s Airport Agenda

The Future of Market Pulp 5th Investor Tour Aracruz, 21-22 September 2016 a presentation by Mr. João Cordeiro

Fibria investor tour 2016 SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 The Future of market pulp “What drives demand for market pulp ?” 1 “How substitution of fibres will evolve ?” 2 “Where will the new supply come from ?” 3 “What is happening in the next five years ?” 4 “How to create long-lasting shareholder value ?” 5

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 “What drives the demand for market pulp?” 1 demand drivers for bekp: first SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Organic Growth A multitude of applications The geography of megatrends

Market pulp is a global business and serves many value chains SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 68 million tonnes Communi - cation 37% Packaging 11% Other Hygiene 8% Tissue 24% Textiles 10% Other 10%

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Consumption patterns are rapidly changing Total Paper & Board Demand in the “West” Graphic Papers Packaging Papers Tissue Graphic Papers Packaging Papers Tissue West = North America, Western Europe, Japan, Oceania East = All other world regions Total Paper & Board Demand in the “East” 0 100 200 300 2000 2010 2020 2030 Thousands Million tonnes 0 100 200 300 2000 2010 2020 2030 Thousands Million tonnes

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Growth From a life cycle perspective bekp and tissue are growth segments Demand M t/a Maturity Decline 0 10 20 30 40 50 0 2 4 6 8 10 1980 1995 2010 Ctd. Mech., W. Europe (left) Mech. pulp, Global (right) Mechanical pulp Ctd Mech Papers 0 10 20 30 40 50 0 5 10 15 20 25 1980 1995 2010 Tissue, China (left) Market BEKP, Global (right) Tissue China Market BEKP 0 5 10 15 20 25 0 4 8 12 16 20 1980 1995 2010 Newsprint, North Am. (left) Sulfite pulp (right) Newsprint North America Sulphite pulp

Growing production of tissue and packaging papers compensates for the decline in graphic segment SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Million tonnes 196 -15.6 +13.3 +6.4 +2.1 202 Paper and Paperboard Production Development grades using Bleached Kraft Pulp only 2014 2025 0 50 100 150 200 Graphic Papers Tissue White Packaging Papers Specialties

SEPTEMBER 2016 Improved Hygiene standards and more white packaging Demand Decline 2014-2030 Increment 2014-2030 Global demand growth for BSKP Market Pulp Global demand growth for BHKP Market Pulp FIBRIA INVESTOR TOUR 2016 28.9 44.6 +0.4 +12.5 +2.8 0 20 40 60 2014 Graphic Tissue Pack. & Spec. 2030 Million tonnes

SEPTEMBER 2016 China is responsible for more than 60% of the world’s incremental demand Demand for papermaking market pulps FIBRIA INVESTOR TOUR 2016 Demand Decline 2014-2030 Increment 2014-2030

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Global Middle Class Growth in asia is empowered by urbanization and increasing disposable income Urban Population in China and India Billion people living in cities +165 Mi +220 Mi Middle class population – billion China India China India OECD Rest of the World 0.0 0.2 0.4 0.6 0.8 1.0 1.2 2000 2015 2030 2045

India takes off and market pulp gains momentum SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Demand for BHKP Pulp in India Million tonnes Integrated pulp Market pulp INDIA CHINA Reliance on Imported Wood Pulps* Share of Imports * Share of all wood-based imported pulps on total wood-based pulp consumption 0 1 2 3 4 5 1980 1990 2000 2010 2020 2030 Thousands 0% 20% 40% 60% 80% 1990 2000 2010 2020 2030

“How substitution of fibres will evolve ?” 2 SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 demand drivers for bekp: second SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Organic Growth Substitution A multitude of applications The geography of megatrends Of Softwood and other fibres Of Recycled fibre Of Non-wood pulps

BHKP MARKET PULP a huge potential to substitute other fibres SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Million tonnes Other virgin fibres include mechanical, semi-chemical and unbleached kraft pulps Current Global Consumption of Papermaking Fibres BHKP Market pulp 13 30 32 64 70 165 29

Supply of White recycled fibre is under stress SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Virgin Fibre Recycled Fibre Example European Tissue Furnish Fibre Migration Shift from recycled towards virgin fibre Substitution between grades Limited attractiveness to invest in new deinking capacity Organic growth Tissue demand at 2%/a Sofwood looses share to hardwood 1 2 3

The share of non-wood pulp will decline SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Share of Non-Wood Pulp in China Consumption of Non-Wood Pulp by Region China Rest of Asia-Pacific Rest of the World In total papermaking fibre 8.3 M t 5 M t 0 5 10 15 20 2000 2005 2010 2015 2020 2025 2030 Million tonnes 0% 2% 4% 6% 8% 10% 2013 2020 2025 2030 Bamboo Straw Bagasse Other

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 “Where will the new supply come from?” 3

THERE ARE LIMITED SPOTS IN THE WORLD FOR LARGE-SCALE COMPETITIVE MARKET PULP PRODUCTION



Some capacity increase in BSKP
Good long-fibre wood availability but logistics challenges
Bio-energy usage increasing
Mountain pine beetle infestation
Availability of softwood plantations, good for fluff
Major demand increase in construction: wood panels, sawnwood,
Supply shifting from natural forest to fast-growing plantations – limited industrial sites
Large land availability, but only a few spots for large-scale competitive platforms
Plantation development potential – regional challenges
Wood export platform to Asia, eucalyptus availability will diminish
Predominantly softwood
Predominantly hardwood

PÖYRY
COPYRIGHT©PÖYRY
FIBRIA INVESTOR TOUR 2016
SEPTEMBER 2016

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Chinese Wood Demand by Sector Chinese wood deficit may increase further 2014 2025 Chinese Pulpwood Costs The pulp making sector accounts for only some 10% of the total demand, has little bargaining power Wood imports will double in ten years Expansion of domestic market pulp supply is rather limited Pulpwood costs are bound to increase further

Asian pulp industry has grown, but based on increasing dependence on imported wood chips SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Million BDMT Hardwood Wood Chip Imports Africa Australia Indonesia Chile & Brazil Vietnam Thailand 0 5 10 15 20 25 1995 2000 2005 2010 2015 Japan China Taiwan South Korea India

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Development of Wood Chip Imports in Asia-Pacific There are new pressures on Asian wood chip markets 69 M m3 141 M m3 40 58 Imported Fibre Costs to Chinese Pulp Mills Emerging Asia-Pacific wood chip demand drivers: Japanese nuclear power policy and guaranteed electricity price incentives to support bio-energy New pulp capacity in Indonesia reshuffles the wood chip markets Expansion of pulp production within China, Vietnam and Thailand Million BDMT 0 5 10 15 20 25 30 35 2015 2025 f Japan China Other

tightening plantation wood and chip supply could add to the cash cost of Asian pulp mills SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Source: Pöyry Note: Cash delivered costs include: wood costs (stumpage, harvesting, transport), chemicals, energy, labour, other manufacturing costs, pulp logisitic costs (mill to port, sea freight, insurance), mill overheads. Excludes other SG&A, corporate costs, depreciation and capital charges. Selected Mills in South America Selected Mills in South East Asia USD/ADt BHKP Market Pulp Cash Costs to Shanghai – 2Q 2016

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 “What is happening in the next five years ?” 4

Four Investment waves: triggered by access to low cost capital and available forest land SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 1977-1979 Cenibra Aracruz A Jari Earlier Suzano Ripasa 1972 1991-1998 Aracruz B Suzano Mucuri Cenibra Simao Jacareí Arauco CMPC 2002-2009 Aracruz C Jacareí expansion Ripasa expansion Lwarcel expansion Veracel Mucuri B Fibria Três Lagoas I UPM Fray Bentos 1st wave 2nd wave 3rd wave 2012-2018 Eldorado I Suzano Imperatriz CMPC Guaíba II Klabin Puma MdP Fibria Tres Lagoas II Million tonnes of BHKP capacity 8% 18% 47% 57% 4th wave Share of South America in global BHKP supply

1 million tonnes of market capacity are removed annually SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Capacity Exits 2005-15: Total 1.0 M t/a Shut-downs 0.45 M t/a Other exits: 0.55 M t/a New capacity exits will come from: Conversions to other grades Decreases in production Integration into papermaking Further shut-downs Historical Market BHKP Capacity Changes million tonnes -2 -1 0 1 2 3 4 5 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Expansion New line New mill Shut down Decrease Net cap change

Market balance will be found via exits, project delays and more discipline SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Market BKP Supply/Demand Outlook Industry balance can be found with: Exists of uncompetitive capacity Closure of non-strategic assets Delayed project decisions Longer than expected project implementation times Slow start-ups Industry consolidation could help 3.8 mill. tons of exits required between 2017-21 There is substantial new capacity in the pipeline ! Demand Supply 25 30 35 40 45 2010 2012 2014 2016 2018 2020

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 “How to create long-lasting shareholder value?” 5

The best protection to price erosion is competitiveness and investment discipline SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Financial health, competitiveness and the pacing of investments determine the ability of the industry to create shareholder value Illustrative only Cumulative capacity, 1000 t/a USD / t Cash Costs Capital Costs Value Creation Value destruction ! Price Level 475 0 5,000 10,000 0 5,000 10,000 15,000

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Pulp Seller Pulp Buyer Is it only about price ?

Moving Beyond price into unique value to customers SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 Purchase Price Cooperative R&D On-site technical support and operation Taylor-made furnishes and qualities What are the areas where unique value can be created to pulp customers ? Reliability and safety of supply Enhanced inventory management New logistics and delivery solutions Usage Costs Acquisition Costs TCO – total cost of ownership Risk sharing, new trading currencies, bonuses, etc 0 200 400 600 CIF Price Discounts & Rebates Storage Port-to-Mill Inventory Costs Quality related costs Refining costs Productivity losses Buyer's SG&A TCO to papermaker

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 To beat the markets Differentiate 1 2 Consolidate Innovate 3

SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016 39 Thank you Questions to: joao.cordeiro@poyry.com

DISCLAIMER AND RIGHTS This presentation material has been prepared by Pöyry Management Consulting Oy (“Pöyry”) for Fibria S.A. All other use is strictly prohibited and no other person or entity is permitted to use this presentation, unless otherwise agreed in writing by Pöyry. By accepting delivery of this presentation material, the Recipient acknowledges and agrees to the terms of this disclaimer. NOTHING IN THIS REPORT IS OR SHALL BE RELIED UPON AS A PROMISE OR REPRESENTATION OF FUTURE EVENTS OR RESULTS. PÖYRY HAS PREPARED THIS REPORT BASED ON INFORMATION AVAILABLE TO IT AT THE TIME OF ITS PREPARATION AND HAS NO DUTY TO UPDATE THIS REPORT. Pöyry makes no representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided in this report or any other representation or warranty whatsoever concerning this report. This report is partly based on information that is not within Pöyry’s control. Statements in this report involving estimates are subject to change and actual amounts may differ materially from those described in this report depending on a variety of factors. Pöyry hereby expressly disclaims any and all liability based, in whole or in part, on any inaccurate or incomplete information given to Pöyry or arising out of the negligence, errors or omissions of Pöyry or any of its officers, directors, employees or agents. Recipients' use of this report and any of the estimates contained herein shall be at Recipients' sole risk. Pöyry expressly disclaims any and all liability arising out of or relating to the use of this report except to the extent that a court of competent jurisdiction shall have determined by final judgment (not subject to further appeal) that any such liability is the result of the willful misconduct or gross negligence of Pöyry. Pöyry also hereby disclaims any and all liability for special, economic, incidental, punitive, indirect, or consequential damages. Under no circumstances shall Pöyry have any liability relating to the use of this report in excess of the fees actually received by Pöyry for the preparation of this report. All information contained in this report is confidential and intended for the exclusive use of the Recipient. The Recipient may transmit the information contained in this report to its directors, officers, employees or professional advisors provided that such individuals are informed by the Recipient of the confidential nature of this report. All other use is strictly prohibited. All rights (including copyrights) are reserved to Pöyry. No part of this report may be reproduced in any form or by any means without prior permission in writing from Pöyry. Any such permitted use or reproduction is expressly conditioned on the continued applicability of each of the terms and limitations contained in this disclaimer. SEPTEMBER 2016 FIBRIA INVESTOR TOUR 2016

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Sustainability – Risks and Opportunities for the Pulp and Paper Sector Rod Taylor WWF International Fibria Investors Forum September, 2016 © Adriana Gambarini/WWF-Brazil

Forests for Life Overview A global perspective Deep dive on Asia Market signals and opportunities for leadership Sustainability – Risks and Opportunities for the Pulp and Paper Sector

Forests for Life Overview A global perspective Deep dive on Asia Market signals Market signals and opportunities for leadership

Unsustainable forestry Market Transformation in the pulp and paper sector Well-managed forests or plantations Recycled Fibre High GHG emissions High Water Pollution Waste to landfill Zero Water Pollution Zero Waste Low GHG emissions Powered by renewables Unsustainable Best Practice

WWF Projections www.panda.org/livingforests Between 2010 and 2050 – Increased population and wealth will demand volume of annual wood removals to increase 3x, while producing 70% more food 240 to 300 million additional hectares of natural forest managed for commercial harvesting Around 250 million hectares of new plantations Produce more with LESS land, LESS water, and LESS pollution, while maximizing efficiency, and minimizing raw-material inputs

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Projected expansion in forestry plantations 2010 to 2050 Living Forests Report Projected expansion in forestry plantations between 2010 and 2050 (millions of hectares)

The big squeeze Farmland Plantation Other ecosystems Unlogged forest Logged forest Land use between now and 2050. Each segment represents a current land use or a natural state (not to scale)

The big squeeze Land use between now and 2050. High greenhouse gas emissions Huge decline in biodiversity

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Commodities impacting WWF priority places

Risks related to sustainability span the whole supply chain

Deforestation pressures

Using more wood could be good for the planet Using low footprint materials Wood is renewable, biodegradable and nature does the engineering and synthesis, often resulting in a lower footprint than materials made through heavy industrial processes.

Tennis Racket: made with carbon fibre produced from wood-based precursor Sponge: separates oil from water, made by “silyated” nanocellulose Furniture: built with MDF and MDP using wood based resins. Body armour: High-strength yet lightweight using nanocellulose Textiles: wood pulp and recycled material Medicine: prepared with nanocellulose for controlled release of drugs in the body drugs controlled released New wood-based materials and the bio-economy

Efficiency in the forest Improved management practices in natural forests and plantations enable more wood extraction with less social and environmental impact. © WWF-Canon / Dado Galdieri

Bio-technology (including GMOs) For Against

More efficient processing and recycling can help reduce pressure to extract more wood from forests Good for the planet: seven possible lives Wasted opportunity: life and death virgin fibre

More equitable consumption patterns © Kjell-Arne Larsson / WWF The affluent reduce wasteful paper use so the poor can consume more for education, hygiene and food safety.

Forests for Life Overview A global perspective Deep dive on Asia Market signals and opportunities for leadership

Indonesia - Draining rainforests on deep peatlands

Southeast Asia - Fire and Haze Fires in Sumatra

Source: WWF-Singapore Fires in Indonesia & Haze Much Beyond Haze across the Straits in Singapore

APP products being pulled off Singapore retailers’ shelves in protest over links to haze from Sumatra NTUC FairPrice staff removing Asia Pulp & Paper Group-related products from shelves at a Nex shopping mall outlet on Oct 7, 2015. Photo: Lim Yaohui For The Straits Times

Impacts: Burnt peat, natural forests and plantations; health and livelihoods; reduced farm yields; GHG emissions.

Deforestation in Sumatra

1985 Forest Deforestation 1990 2000 2008/2009 Historical forest loss and location of pulp mills in Sumatra Source: WWF Indonesia

Will new pulp mills have enough wood? APP has 796,000 ha of concessions in South Sumatra, with 55% on peat. In 2015, 293,000 hectares burned (see red areas above), much of this area had already been planted with acacia.

Sinar Mas/APP supplier concessions in South Sumatra

Plantation-grown pulpwood production by Sinar Mas/APP concessions in South Sumatra (2011–2014) and projected annual wood fiber demand by the OKI mill under pulp production capacity scenarios of 2.0 million, 2.8 million, and 3.2 million tons/yr (2016–2025)

Sinar Mas/APP concessions overlaid onto fire risk map of South Sumatra Forestry Department Provincial Forestry DepartmentMas/APP supplier concessions in South Sumatra

Forests for Life Overview A global perspective Deep dive on Asia Market signals and opportunities for leadership

The Sustainable Development Goals

7_85 Issue LEGAL PRODUCTION OCC. HEALTH & SAFETY LABOUR RIGHTS WATER MANAGEMENT Commercial implications Operating licenses revoked or concessions repossessed; Risk of customer and consumer boycotts Incidents can affect profitability in ways including stoppages; A poor reputation makes it harder to attract workers A poor reputation makes it harder to attract workers; Unrest can lead to production stoppages; Well treated workforce is more productive and turnover is lower Bad water management can affect ability to transport products; It also can reduce water availability on long-term Mills: Bad water management can reduce water availability; Pollution can cause communities’ protests: reputational risk, risk of operational stoppage and license being revoked Organizations sourcing forestry products: Lack of sustainability can mean higher costs, and higher price volatility on the long-term Impact on cashflow/Bal S Commercial case for action on sustainability issues in forestry Revenue Yield Value of collateral Operating costs Closure of business

More and more brands and retailers are committing to deforestation-free sourcing

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Commitment by 11 companies to increase demand and supply of certified and recycled paper products, particularly FSC certified products Objectives are to: Increase demand and supply of certified and recycled paper products, particularly FSC certified products Eliminate illegal and controversial sources in the supply chain Increase supply chain transparency

Pre-competitive platform for paper buyers: Established in 2013 5 companies and WWF-Japan Objectives: Eliminating illegal and controversial sources in the supply chain Increase demand and supply of certified and recycled paper products, particularly FSC certified products Encourage suppliers to understand and support responsible procurement Consortium for Sustainable Paper Use - Japan

Impacts on forest ecosystems from fibre sourcing Emissions from manufacturing processes such as water pollution and greenhouse gas emissions Reporting and Environmental Management System See results of EPCI 2015 at http://epci.panda.org/ WWF Environmental Paper Company Index

For more information, please visit: panda.org/livingforests Obrigado

Strategy and New Businesses

MAINTAINING PROFITABILITY GROWING WITH DISCIPLINE DIVERSIFYING WITH FOCUS Key trends in the Pulp and Paper Industry Demand is not a concern. Tissue, packaging and China leading healthy growth ahead. Industry fragmented leading to capex indiscipline. Access to wood resources is key for competitiveness. South America remains the key supplier of new pulp volumes for the foreseeable future. Costs on the rise and currency appreciation present risks to profitability. Increasing impact of sustainability. Opportunities and threats from growing pressure for solutions.

PROFITABILITY GROWTH DIVERSIFICATION Operational Excellence Financial Discipline Solid Governance Sustainability Transparency High Performance Culture Organizational Climate Options IMMEDIATE SHORT TERM MEDIUM TERM LONG TERMS Fibria’s strategy at a glance Operational Excellence Modernization Biotechnology Forest Base Formation Organic Growth Consolidation Bio Strategy Logistics Real Estate

Actively and preferably pursue consolidation aiming at a healthier industry. Continuous the promotion of growth through expansions and partnerships in a disciplined way. Maintain active forest formation to be ready for growth opportunities. Consolidate our position in the 10% lowest cash cost players in the industry by: Achieving MAICEL of 15,0 tons/ha/year of pulp by 2025 for new planted forests. Pursuing a minimum of 10% of differentiated pulp volume priced with a premium. Diversify its cash flow through focused investments in non pulp businesses, leveraging key Fibria´s assets and competencies. Achieve a sizable free cash flow from new businesses in comparison with pulp business. Key Aspirations PROFITABILITY GROWTH DIVERSIFICATION

Complementary to our value chain Leverage on our competencies Partnering with winner technology providers Applied innovation as ultimate goal “Stage & Gate” Process Creation of Strategic Flexibility FOCUSED DIVERSIFICATION Diversification: Biostrategy Principles

Profitability: Product Development Part of Fibria’s Commercial Strategy To offer differentiated and/or customized products (pulp) and services in application engineering that generate value in the “global” chain Age Density Genetic Material FOREST MILL CUSTOMER Cooking Bleaching Additives Refining Co-refining Mix furnish VALUE GENERATION LEVERS: Reduced Cost Product Performance Product Overall Sustainability END CONSUMER

Totally chlorine free pulp developed to meet market opportunity! Example of Developed Products - TCF Envisioned due to a variety of technologies under use within Fibria: 3 different regions within Brazil 6 cooking Technologies 8 bleaching lines combining different stages. Time record between the introduction of the challenge and product delivery: <1 year TRÊS LAGOAS - Mato Grosso do Sul 1.3 million t/year ARACRUZ - Espírito Santo 2.3 million t/year JACAREÍ - São Paulo 1.1 million t/year VERACEL - Bahia 1.1 million t/year (50% of production)

Example of Developed Products - EucaStrongTM Provide improved mechanical properties (strength) without jeopardizing bulk or drainability (classical trade-offs); Fibria’s exclusivity on the process additives (co-development with upstream suppliers); IP secured by 2 patents; Product cleared for human and food contact by both FDA and BfR XVI; Increase production Reduce furnish cost Increase bulk Reduce production cost TENSILE INDEX AND oSR (PFI) Clear and measurable benefits to clients:

Technology paths prioritized by maturity and economic atractivity

Fibria
5TH INVESTOR TOUR
2016


Priority 1
Priority 2
Technological Maturity
Economic Attractivity
Technology A
Technology B
Technology C
Technology D
Technology E
Technology F
Relative Market Size

Prioritized Paths

- PYROLISIS
- LIGNIN
- NANOCELLULOSE
- BIOCOMPOSITES

Source: Fibria Bio-Strategy Project

Development status of different biostrategy technological paths Roadmap defined in 2012 Updated and executed in a disciplined way Identification of potential technological partners Agreements with partners in product application Pilot investments Identification of promising technologies Negotiation with selected technological partners Commercial Investments PYROLISIS LIGNIN NANOCELLULOSE BIOCOMPOSITES DEVELOPMENT STAGE Several partners already collaborating Several partners already collaborating Ongoing investigation Ongoing negotiations

Flexibility in the use of raw materials Commercially proven technology Renewable Product Pyrolysis Business is based on proven Ensyn RTP technology platform Biomass delivered to facility Biomass converted to biocrude in RTP facility Biocrude delivered to customers RAW MATERIAL RTP PROCESS REPLACEMENT FUEL OIL Consumer market flexibility CONSUMER MARKETS Heating & Cooling Refinery Co-processing Food Ingredients & Renewable Chemicals Already commercial

Co-processing is one of few compliance options for Refiners to comply with regulatory obligations Co-processing is the lowest cost compliance solution for refiners, saving them millions of dollars in compliance annually Sale of biocrude to refinery – based on its performance relative to crude oil Monetization of credits under the RFS2 Program Credit prices move inversely with the price of oil Monetization of credits generated by Californian refineries under the LCFS Program Monetization of credits generated by Californian refineries under the Carbon Cap and Trade program BIOCRUDE REVENUE RIN REVENUE LCFS REVENUE CAP AND TRADE REVENUE

The U.S. Refinery FCC Market is 5.6 million bpd and untapped The U.S. refining market presents a significant market demand opportunity Current U.S. FCC capacity is 5.6M barrels per day A conservative 3% blend rate would require 170,000 bpd or 2.6B gpy of biocrude No existing competitors commercially supplying biocrude to the refinery FCC market RFO Capacity to Supply 3% U.S. FCC Market U.S. Refinery FCC Capacity 5.6M bpd 85.8B gpy 170,000 bpd 2.6B gpy Sources: Oil and Gas Journal, RFA 130 RTP units 97% 3% VGO Biocrude

Fibria and Ensyn established a JV in Brazil in the RTP technology Source: Fibria Strategy Team Analysis ADVANTAGE OF FEEDSTOCK COST Potential to use Fibria´s one million ha to supply forestry residues Potential forestry, agricultural and sawmill partners Leverage of Fibria’s expertise in forestry logistics operations Access to Ensyn’s pyrolysis technology, protected by solid IP Existing access to consumer markets in North America and Brazil Expertise on regulatory environment in US EXCELLENCE IN BIOMASS LOGISTICS ACCESS TO TECHNOLOGY ACCESS TO THE MARKET

RTP Project Highlights COMMERCIAL FLEXIBILITY Base Scenario: exports to US for co-processing Alternative Scenario: exports to US for heating Downside Scenario: internal usage – fossil fuels substitute FAVORABLE POTENTIAL LOCATIONS Synergies with the Fibria’s sites Operational integration Use of available forest residues Logistics alternatives identified STRONG FINANCIALS TIME-TO-MARKET Implementation in 24 months from approval date Solid financials even in unfavorable FX scenarios Low volatility with negative correlation: oil prices and regulatory benefits Availability of low cost funding STATUS Basic Engineering completed Offtake contracts in negotiation with US refineries Approval required at Fibria and Ensyn Boards

Video RTP Wood receiving and chipping Biomass Silo E-house Warehouse Control Room Filtration Milling and Screening Dryer Gas Engines Dry Biomass Silo RTP Cooling Tower RFO Storage RTP Video

Currently lignin is burned as fuel Potential to apply lignin to other value-added uses 25%-30% OF TYPICAL COMPOSITION IN EUCALYPTUS TREES BURNED FOR ENERGY VALUE ADDED PRODUCTS Adding value with Lignin Business Development LIGNIN

Full equipped labs Pilot plant on Organosolv process 20 existing patent families 85 patents More than 10 years of research data 10 full time employee Full integration with Technology Center in Brazil (kraft + Organosolv) Human Resources Patent and Research Portfolio Equipment Fibria Innovations British Columbia, Canada Acquisition of Lignol in 2014 accelerates time to market

Petrochemical commodity Friction Reinforcing Rubber Filler Insulation Foundry Molding Compounds Wood Products Adhesives Composite Materials Films Coatings Carbon Fiber Fibria’s lignin portfolio allows the development of different applications Development of Potential Applications Fibria Innovations + Partners Kraft Lignin Organosolv Lignin

Niche Market Lignin Value Carbon Fiber Vanillin PF Resin Carbon Black Epoxy Cement Additives Biofuel PU Resin Phenol Ligno-sulfonates Low Purity lignin BTX Polymers Kraft and Organosolv have different characteristics that make them more suitable for different applications Commodity Market Energy Volume This diversity allows Fibria to play in different markets Organosolv Kraft FInn Video

GENERAL VIEW Fonte: RISI Relatório “NANOCELLULOSE: Technology, Applications and Markets” 2014; Poyry Nanocelulose Business Development NANO FILAMENTS FIBRILS FIBRE PROPERTIES RESISTANT LIGHT HIGHLY ABSORBENT RHEOLOGICAL CHANGES BIODEGRADABLE RENEWABLE

Potential creation of value with clients in current and new industries Technology Licensing External Producers FIBRIA Jacarei Aracruz 3L Current or contiguous value chains New value chains Oil & Gas Paints Special Paper Packaging Hygiene Composites Cement SECTOR Fibria’s Characteristics enable the company to play a liason role in the value chain

TBD Licensing Purchasing and construction of a 2 t/day pilot plant Start-up 1Q17 Ongoing development of applications R$ in tissue, P&W and others CNC CNF PARTNERS STATUS RELATIONSHIP Fibria’s positioning in Nanocellulose Ongoing negotiations

AMBITIOUS LONG TERM VIEW PRUDENT, FOCUSED AND DISCIPLINED ACTION PLAN UNDER EXECUTION Key conclusions on Fibria’s Biostrategy Complementary to our value chain Leverage on our competencies Partnering with winner technology providers Applied innovation as ultimate goal “Stage & Gate” Process Creation of Strategic Flexibility FOCUSED DIVERSIFICATION

Horizonte 2 Project Site Overview R$2.5 billion of financial execution (32%) 53.7% overall completed 140 direct workers hired for operations (800 expected until Dec16) 6,000 workers at site (peak of 8,000 to 10,000 in Dec/16) 7,000,000 hours worked

Horizonte 2 Capex Update 72% 26% 2% 77% 19% 4% CAPEX (US$ billion) Total Capex in BRL: R$7.7 billion Current timetable Capex reduction even with increased capacity May, 2015 Aug, 2016 1.80 1.71 0.65 0.48 0.05 0.11 2.5 2.3 Original Revised BRL EUR USD and others 3% 55% 39% 4% 2015 2016 2017 2018

CHALLENGES BENEFITS Consolidation present challenges, but benefits are undisputed Strategic motivation Timing of the other party Relative valuation Corporate Governance Huge potential synergies Market and client portfolio consolidation Rationalization of new projects pipeline GROWTH FROM CONSOLIDATION IS A KEY DRIVER OF VALUE CREATION

Other important updates – Liquidity Capex H2 (2): (2) Related to contracts with Klabin and suppliers. Horizonte 2 Funding (US$ billion) (1) Not including US$30 million related to MtM of hedging transactions. (2) Financial execution of US$747 million capex until August 31th, 2016 (3) Considering FX @Sept, 15th - R$/US$ = 3.3326. Funds withdrawn until September 15th, 2016. Contracted funds to be withdraw. 82 901 100% of signed contracts Liquidity(1) and Debt Amortization Schedule(3) as of Sept, 15, 2016 (US$ million) 524 868 535 236 301 542 853 711 556 61 291 633 32 Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Export Prepayment BNDES ECN ACC/ACE Voto IV Bonds Finnvera ARC and Others Cash on hand (1) Revolver 1,403 0.4 2.3 0.2 0.7 0.3 0.2 0.2 0.2 Export Prepayment ARC BNDES FDCO ECA Working capital release (2) Total 0,2 - 2S16 3Q15 3QT15 . 0.1 - 2S16 0.2 - 2017 0.2 - 2S16 0.5 - 2017 0.2 - 2017 0.1

CHALLENGES BENEFITS Other important updates – Wood sourcing(1) 788 Third-party wood (%) Third party wood increase from previous forecast due to recent rain shortage at Aracruz Unit forest base and optimization of Três Lagoas forest base The average distance will drop sharply generating an Opex reduction (1) Does not include Veracel but considers H2 Project forest base (2) FX @ R$/USD3.33. Average distance from forest to mill (km) 68% 34% 63% 73% 67% 75% 67% % Planting NPV from peak to normalized level(2): CAPEX: R$1.3 billion (USD 0.4 million) OPEX: R$0.9 billion (USD 0.3 million) Total NPV: R$2.2 Bi or USD 0.7 Bi 0 50 100 150 200 250 300 350 400 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Average distance from forest to mill Third-party wood

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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